Steben & Company, Inc. 9711 Washingtonian Blvd., Suite 400 Gaithersburg, MD 20878	240 631 7600 T 240 631 9595 F www.steben.com

May 31, 2016

VIA EDGAR

Securities and Exchange Commission

Washington, DC 20549

Re:	Steben Select Multi-Strategy Fund File Nos. 811-22824 and 333-_______

Ladies and Gentlemen:

Transmitted electronically with this letter for filing pursuant to the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended (“1933 Act”), on behalf of Steben Select Multi-Strategy Fund (the “Fund”), is the Fund’s registration statement on Form N-2 (the “Registration Statement”), relating to the Fund’s re-registration of shares under the 1933 Act.

The Fund is a closed-end management investment company, which has initially made a public offer of its Class A and Class I shares by filing a registration statement on Form N-2 with the Securities and Exchange Commission (“SEC”) via EDGAR on April 10, 2013 (the “Initial Registration Statement”). The Initial Registration Statement (1933 Act File No. 333-187847) was declared effective by the SEC on November 29, 2013.

The Registration Statement transmitted with this letter contains a conformed signature page, the manually executed original of which is maintained at the office of the Fund. The required filing fees are offset by the amounts that have been previously wired to the EDGAR system with respect to the filing of the Initial Registration Statement. The amount of shares that is being requested to be re-registered through the Registration Statement equals the amount of shares that were previously included in the Initial Registration Statement but were not sold as to the day of the filing of the Registration Statement.

There are no material changes being introduced with the Registration Statement, with respect to the establishment and operation of the Fund. A redline showing changes to the most recently filed Prospectus and Statement of Additional Information is included for your ease of reference.

The Fund intends to seek effectiveness pursuant to the 1933 Act of the Registration Statements no later than July 31, 2016, and will file pre-effective amendments responding to any SEC staff comments prior thereto.

Securities and Exchange Commission

May 31, 2016

* * *

Please feel free to contact me at 240.631.7602 with any questions or comments you may have.

Sincerely,

/s/Francine J. Rosenberger
Francine J. Rosenberger

cc:	George J. Zornada

     K&L Gates LLP